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                                                                  July 13, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pruco Life Insurance Company of New Jersey
    Pruco Life of New Jersey Flexible Premium Variable Annuity Account Initial Registration Statement on Form N-4

Dear Sir/Madam:

    Pursuant to Rule 461 under the Securities Act of 1933, the undersigned respectfully request that the effective date of the Registration Statement referenced above be accelerated so the same may become effective on July 20, 2007.

    It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Thomas S. Clark, Esq. by telephone at
(203) 925-6960.

                             Sincerely,

                             Pruco Life Insurance Company of New Jersey
                             Pruco Life of New Jersey Flexible Premium Variable Annuity Account
                                            (Registrant)

                             /s/ Daniel Kane
                             -----------------
                             Daniel Kane
                             Vice President

                             Prudential Investment Management Services, LLC
                                       (Principal Underwriter)

                             /s/ Bruce Ferris
                             -----------------
                             Bruce Ferris
                             Vice President